UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________
Commission file number 001-42276
A.Full title of the plan and the address of the plan, if different from that of the issuer below:
EVERUS 401(k) PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Everus Construction Group, Inc.
1730 Burnt Boat Drive
Bismarck, North Dakota 58503

Table of Contents

Required Information	Page
Report of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (PCAOB Firm ID No. 34)	1
Financial Statements:
Statements of Net Assets Available for Benefits - December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2025	3
Notes to Financial Statements - As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025	4
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2025	11
Exhibit Index	12
Signature	13

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of Everus 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Everus 401(k) Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 24, 2026
We have served as the auditor of the Plan since 2025.

Everus 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
Assets:
Cash	$—	$341
Investments - participant-directed:
Investments, at fair value	212,248,664	177,574,238
Investments, at contract value	9,093,440	10,415,989
Total investments	221,342,104	187,990,227
Receivables:
Employer contributions	4,591,092	3,289,188
Participant contributions	74,288	—
Notes receivable from participants	3,646,998	3,265,295
Total receivables	8,312,378	6,554,483
Total assets	229,654,482	194,545,051
Net assets available for benefits	$229,654,482	$194,545,051
The accompanying notes are an integral part of these financial statements.

Everus 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions:
Investment income:
Interest and dividends	$1,804,327
Net appreciation in fair values of investments	29,964,806
Total investment income	31,769,133
Interest income on notes receivable from participants	284,837
Contributions:
Employers	8,186,262
Participants	13,252,799
Participant rollovers	3,519,100
Total contributions	24,958,161
Total additions	57,012,131
Deductions:
Distributions - participants	21,677,272
Administrative expenses	227,223
Total deductions	21,904,495
Net increase in net assets available for benefits prior to Plan transfers	35,107,636
Plan transfers	1,795
Net increase in net assets available for benefits after Plan transfers	35,109,431
Net assets available for benefits at beginning of period	194,545,051
Net assets available for benefits at end of period	$229,654,482
The accompanying notes are an integral part of these financial statements.

Everus 401(k) Plan
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025
Note 1 - Description of the Plan
The following description of the Everus 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
On November 1, 2024, Everus Construction Group, Inc. (Everus or the Company) became a publicly traded company when its former parent, MDU Resources Group, Inc. (MDU Resources), distributed 100% of the outstanding common stock of Everus to MDU Resources' stockholders (the Separation) on October 31, 2024, via a tax-free spin-off transaction. In connection with the Separation, the Plan was created on September 1, 2024, and assets totaling $180.8 million were transferred into the Plan from the MDU Resources Group, Inc. 401(k) Retirement Plan (MDU Resources Plan) for participants of the Employers (defined below), including for transferred Company employees that were MDU Resources employees prior to the Separation and $3.2 million of notes receivable from participants.
In June 2025, assets totaling approximately $1,800 were transferred into the Plan from the MDU Resources Plan for one transferred Company employee who was a previous MDU Resources employee, hired by Everus prior to the Separation.
The Plan is a defined contribution plan and the Company and any of its affiliates are the Employers (the Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan designated the portion of the Plan invested in Everus Construction Group, Inc. common stock (Everus common stock) as an Employee Stock Ownership Plan (ESOP). The fiscal year of the Plan is the calendar year.
The Board of Directors of the Company (the Board) may, at any time, amend or modify the Plan. The Board has delegated to the Employee Benefits Committee (the Committee) of the Company the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board.
Although it has not expressed any intent to do so, the Board has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100% vested in their employer contributions.
The Committee is the Plan Administrator. The Committee consists of the chief financial officer, or at least one officer, of the Company and other individuals appointed by the chief executive officer of the Company who are employed by the Company or a subsidiary of the Company. The recordkeeper of the Plan is Principal Financial Group (the Recordkeeper). The trustee of the Plan is Principal Trust Company (the Trustee).
Eligibility
Generally, employees may participate in the Plan if they are at least age 18 and actively employed by the Company.
Deferral Contributions
The Plan allows a participant to contribute, by payroll deduction, any whole percentage not to exceed 75% of the participant's eligible compensation for each pay period up to a maximum pre-tax and/or Roth deferral contribution, which was $23,500 for the 2025 Plan year. The Plan provides an automatic 6% deferral election feature and an automatic deferral escalation feature, which increases an automatically enrolled participant's deferral percentage by 1% annually until the participant's deferral percentage reaches 15%, unless the participant opts out or changes their deferral election. Additionally, the Plan allows a participant who is eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals. The maximum catch-up deferral was $7,500 for the 2025 Plan year.
Employer Matching Contributions
Each Employer may elect to provide matching contributions on behalf of participants employed by such Employer, equal to a percentage of such participant’s pre-tax and Roth deferral contributions up to a specified percent of the participant’s annual eligible compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s matching contribution account and invested as directed by the participant.

Profit Sharing/Retirement Contributions
The Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both, to the Plan on behalf of participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions related to the years ended December 31, 2025 and 2024 totaled approximately $5.0 million and $3.7 million, respectively. Of the total profit sharing/retirement contributions, $4.4 million and $3.1 million of contributions were received after the respective year end, but were credited to participant accounts and included in Employer contributions receivable on the statement of net assets available for benefits as of December 31, 2025 and 2024, respectively.
Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including pre-tax employee contributions and designated Roth accounts.
Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective September 1, 2024, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with pre-tax deferral contributions, Roth deferral contributions, employer matching contributions, profit sharing/retirement contributions, and rollover contributions, as applicable, and allocated investment earnings and losses. Participant accounts are also charged withdrawals (see Distributions and Withdrawals section below) and per-participant administrative expenses that are not paid by the Company.
Investment Options
An election is made by each participant to allocate contributions in 1% increments to any or all of the investment options available. Participants may change investments and transfer amounts between funds daily. If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable age-appropriate target fund, as determined by the Committee. Contributions for Everus common stock are used by the Trustee to purchase shares of Everus Construction Group, Inc. common stock directly on the open market.
The Separation of Everus from MDU Resources was a tax-free distribution where MDU Resources' shareholders received one share of Everus common stock for every four shares of MDU Resources common stock held on October 21, 2024, the record date for the distribution. Effective October 31, 2024, Everus participants may no longer make new contributions or transfer new money to purchase MDU Resources stock in the Plan. In addition, participants had until October 31, 2025, to transfer their balance of MDU Resources common stock to another investment option in the Company's plan or take an in-kind distribution, if eligible.
Vesting
A participant’s interest in their pre-tax and Roth deferral accounts, matching contribution account, rollover account and ESOP account is at all times fully vested and nonforfeitable. A participant’s interest in a profit sharing/retirement contribution account is 100% vested after completing three years of vesting service. A year of vesting service means a plan year in which the participant is credited with at least 1,000 hours of service. Participant accounts are valued on a daily basis.
Distributions and Withdrawals
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows for a single-sum distribution or flexible installments over a period of time, not to exceed nine years; however, certain grandfathered distribution features are maintained for certain accounts affected by prior plan mergers in the MDU Resources Plan.
Distributions with respect to investment options other than Everus common stock are in the form of cash. Distributions with respect to Everus common stock may be in the form of cash or in the form of Everus common stock. Distributions of fractional shares are in the form of cash. Any Everus common stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian. As of both December 31, 2025 and 2024, there were no initial distributions requested prior to the respective year end but not paid until after the respective year end.
A participant may make in-service withdrawals (hardship or age 59.5) under certain conditions. Distributions from a participant’s rollover account may be elected at any time.

Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The minimum amount a participant can borrow is $1,000 and the maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. In connection with the Separation, all existing loans prior to the Separation were grandfathered into the Plan. For each Participant, no more than two loans may be approved and no more than two loans may be outstanding at any time during the plan year. Each loan shall specify a repayment period that shall not extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire a principal residence of the participant, which shall be limited to 15 years. Loans must be repaid over the specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee. As of December 31, 2025, participant loans had maturities ranging from 2026 to 2041, with interest rates ranging from 4.25% to 9.50%. As of December 31, 2024, participant loans had maturities ranging from 2025 to 2039, with interest rates ranging from 4.25% to 9.50%.
Forfeited Accounts
Forfeited non-vested accounts are used to reinstate reemployed participant accounts, reduce employer contributions to the Plan and reduce administrative expenses incurred by the Plan. Approximately $319,300 of forfeitures were used to reduce employer contributions for the year ended December 31, 2025. As of December 31, 2025 and 2024, forfeitures outstanding were approximately $52,700 and $15,800, respectively, and were included in Investments, at fair value on the statement of net assets available for benefits.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for the fully benefit-responsive investment contract, the New York Life Insurance Anchor Account, which is stated at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). For more information on the fair value techniques and measurement disclosures, see Note 4.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the Plan's year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited to the Plan through payroll reductions.
Administrative Expenses and Revenue Sharing
Administrative expenses of the Plan are paid by the Plan or the Employers, as provided in the Plan document. Administrative expenses related to Trustee, legal and audit fees are paid primarily by the Employers. Participants pay administrative costs for Everus common stock and MDU Resources common stock commissions, loans, distributions and recordkeeping services.

Investment management fees and operating expenses associated with each of the investment options other than Everus common stock and MDU Resources common stock are deducted from income earned on a daily basis and are reflected as a component of Net appreciation in fair values of investments. These fees were approximately $672,500 for the year ended December 31, 2025.
The Plan has a revenue-sharing agreement with the Recordkeeper whereby certain investment managers return a portion of the investment fees to the Recordkeeper to offset the Plan’s administrative expenses. All revenue sharing amounts are credited to participant accounts that hold the related investment. Revenue sharing amounts of approximately $21,800 were reported in Net appreciation in fair values of investments on the statement of changes in net assets available for benefits for the year ended December 31, 2025.
Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Market risks include, but not limited to, changes in economic indicators, such as consumer spending, inflation data, imposed and proposed tariffs, interest rate risk, credit risk, political developments and threats of terrorism. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Concentration of Investments
The following presents investments that represent 10% or more of the Plan’s net assets available for benefits at December 31:

	2025		2024
	Amount	Percent of net assets	Amount	Percent of net assets
Fidelity Investments - 500 Index Fund	$30,110,075	13%	$—	—%
T. Rowe - Institutional Large-Cap Growth Fund	$21,149,538	9%	$18,873,901	10%
Vanguard - Institutional Index Fund	$—	—%	$24,279,105	12%
Subsequent Events
The Plan has evaluated the impact of events occurring after December 31, 2025, up to the date of issuance of these financial statements on June 24, 2026, that would require recognition or disclosure in the financial statements. On April 1, 2026, the Company acquired the businesses of SE&M Constructors, Inc. (SE&M Constructors), SE&M of the Triangle, Inc. (SE&M Triangle) and SECO Rentals, LLC (collectively “SE&M”). Effective April 6, 2026, employees of SE&M Constructors and SE&M Triangle are eligible to participate in the Plan. There were no other subsequent events that would require recognition or disclosure in the financial statements.
Note 3 - Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is maintained to provide a stable investment option and minimize risk to participants, and the issuer is contractually obligated to repay the principal, along with a variable interest rate that is guaranteed to the Plan.
This investment contract meets the fully benefit-responsive investment contract criteria and therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2025 and 2024, the contract value of the fully benefit-responsive contract with NYL Insurance was $9.1 million and $10.4 million, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed at least quarterly, and no more than daily for resetting.
Note 4 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
There are three levels of inputs that may be used to measure fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;
Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or
Level 3 - unobservable inputs for the asset or liability.
The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing net asset value (NAV) as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective trust funds: Investments in the collective trust funds are valued at NAV, as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value reported by the fund managers based on the underlying investments within each fund less its liabilities. The collective trust fund investments measured at NAV do not have publicly quoted prices. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the NAV. Participant transactions may occur daily. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	as of December 31, 2025, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Assets:
Mutual funds	$92,238,589	$—	$—	$92,238,589
Common stock	10,145,135	—	—	10,145,135
Total assets in the fair value hierarchy	102,383,724	—	—	102,383,724
Collective trust fund investments measured at NAV (1)	—	—	—	109,864,940
Total assets measured at fair value	$102,383,724	$—	$—	$212,248,664
1.In accordance with ASC 820 - Fair Value, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statement of net assets available for benefits.

	Fair Value Measurements
	as of December 31, 2024, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2024
Assets:
Mutual funds	$87,429,605	$—	$—	$87,429,605
Common stock	13,228,131	—	—	13,228,131
Total assets in the fair value hierarchy	100,657,736	—	—	100,657,736
Collective trust fund investments measured at NAV (1)	—	—	—	76,916,502
Total assets measured at fair value	$100,657,736	$—	$—	$177,574,238
1.In accordance with ASC 820 - Fair Value, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statement of net assets available for benefits.

Note 5 - Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed the Company by a letter, dated March 17, 2026, confirming that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The Company believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken and no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.
Note 6 - Related-Party and Exempt Party-In-Interest Transactions
For the year ended December 31, 2025, the Plan purchased approximately $2.6 million and sold approximately $1.8 million of Everus common stock, which resulted in net realized gains of approximately $291,100. During the same time period, the Plan sold approximately $6.0 million of MDU Resources common stock, which resulted in net realized losses of approximately $2.5 million. These transactions qualify as exempt party-in-interest transactions and are allowable under the provisions of ERISA.
As of December 31, 2025 and 2024, the Plan held 118,573 and 109,231 shares of Everus common stock, respectively, and the fair value of Everus common stock totaled approximately $10.1 million and $7.2 million, respectively. As of December 31, 2024, the Plan held 335,527 shares of MDU Resources common stock, the former parent of the Company, and the fair value of MDU Resources common stock totaled approximately $6.0 million.
Shares of the plan sponsor were bought and sold in the open market at quoted fair market values at the date of purchase and sale. These transactions qualify as exempt party-in-interest transactions and are allowable under the provisions of ERISA.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as exempt party-in-interest transactions, which are secured by the vested balances in the participants' accounts. Notes receivable from participants were approximately $3.6 million and $3.3 million as of December 31, 2025 and 2024, respectively.
Certain members of the Company's management perform fiduciary and administrative duties for the Plan that qualify them as related parties of the Plan, and such duties were routine in nature and conducted in accordance with the Plan's provisions as of December 31, 2025 and 2024, and for the year ended December 31, 2025.
Administrative revenues arise when investment managers return a portion of the investment fees to the Recordkeeper to offset the administrative expenses through the Plan’s revenue-sharing agreement. These transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL
SCHEDULE

Everus 401(k) Plan
Employer Identification Number (99-1952207) - Plan Number (001)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments:
	Common Stock:
*	Everus Construction Group, Inc.	Everus Construction Group, Inc. Common Stock	**	$10,145,135
	Mutual Funds:
	The American Funds	EUPAC R6 Fund	**	5,456,595
	Fidelity Investments	U.S. Bond Index Fund	**	6,142,814
	BlackRock	Inflation Protected Bond Institutional Fund	**	729,603
	Dimensional Fund Advisors	International Value I Fund	**	7,097,095
	Fidelity Investments	Total International Index Fund	**	3,116,981
	Fidelity Investments	Extended Market Index Fund	**	7,692,422
*	Principal Funds Inc	Diversified Real Asset R6 Fund	**	55,569
	T. Rowe Price Funds	Large-Cap Growth Fund - I Class	**	21,149,538
	T. Rowe Price Funds	U.S. Equity Research Fund - I Class	**	10,687,897
	Fidelity Investments	500 Index Fund	**	30,110,075
	Collective Trust Funds:
	Global Trust Company - GW&K	Small/Mid Cap Core Equity Fund - Class I	**	5,793,085
	Loomis Sayles Trust Company, LLC	Core Plus Fixed Income Fund	**	2,906,136
	T. Rowe Price Trust Company	Retirement 2010 Trust Class F	**	889,414
	T. Rowe Price Trust Company	Retirement 2015 Trust Class F	**	2,024,591
	T. Rowe Price Trust Company	Retirement 2020 Trust Class F	**	6,076,947
	T. Rowe Price Trust Company	Retirement 2025 Trust Class F	**	9,934,699
	T. Rowe Price Trust Company	Retirement 2030 Trust Class F	**	12,913,620
	T. Rowe Price Trust Company	Retirement 2035 Trust Class F	**	13,548,681
	T. Rowe Price Trust Company	Retirement 2040 Trust Class F	**	15,970,906
	T. Rowe Price Trust Company	Retirement 2045 Trust Class F	**	15,782,746
	T. Rowe Price Trust Company	Retirement 2050 Trust Class F	**	10,366,898
	T. Rowe Price Trust Company	Retirement 2055 Trust Class F	**	8,659,375
	T. Rowe Price Trust Company	Retirement 2060 Trust Class F	**	3,697,938
	T. Rowe Price Trust Company	Retirement 2065 Trust Class F	**	631,810
	T. Rowe Price Trust Company	Retirement Balanced Trust Class F	**	668,094
	Fully Benefit-Responsive Investment Contract:
	New York Life Insurance Company	New York Life Anchor Account III	**	9,093,440
	Total Investments			221,342,104
*	Notes Receivable from Participants	Interest rates from 4.25% to 9.50% with maturities ranging from 2026 - 2041	**	3,646,998
				$224,989,102
* Indicates party-in-interest investment. ** Cost information is not required for participant-directed investments, therefore it is not included.

Exhibit Index
The following documents are filed as part of this report:

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Everus 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Everus 401(k) Plan

Date:	June 24, 2026	By:	/s/ Maximillian J Marcy
Maximillian J Marcy
Vice President, Chief Financial Officer and Treasurer
Chair, Employee Benefits Committee